UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021.

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Annual Shareholders’ Meeting Results

On April 28, 2021, Galapagos NV (the “Company”) held an Annual Shareholders’ Meeting (the “Meeting”). The meeting minutes and other documentation pertaining to the Meeting can be consulted at the Company’s website. The final results of each of the agenda items submitted to a vote of the shareholders are set forth below.

Annual Shareholders’ Meeting

Agenda item 2: approval of non-consolidated annual accounts

The Company’s shareholders approved the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2020, as well as the allocation of the annual result as proposed by the Company’s supervisory board.

Agenda item 5: approval of remuneration report

The Company’s shareholders approved the Company’s remuneration report.

Agenda item 6: release from liability

The Company’s shareholders resolved, by separate vote, to release each member of the Company’s supervisory board, the members of the former board of directors, and the Company’s statutory auditor from any liability arising from the performance of their duties during the financial year ended December 31, 2020.

Agenda item 8: re-appointment of directors

The Company’s shareholders resolved (a) to re-appoint (i) Ms. Katrine Bosley (residing in Cambridge, United States) as member of the Company’s supervisory board, for a period of one year ending immediately after the annual shareholders’ meeting to be held in 2022 and (ii) Dr. Raj Parekh (residing in Oxford, United Kingdom) as member of the Company’s supervisory board, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2025 and (b) upon the proposal of the Company’s supervisory board and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Ms. Bosley as an independent director as she meets the independence criteria set forth in article 7:106 juncto 7:87 of the Belgian Code of Companies and Associations.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-230639) and S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333-218160, 333-225263, 333-231765, 333-249416).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV (Registrant)

Date: April 29, 2021	/s/ Xavier Maes Xavier Maes Company Secretary